T E R Y L   R E S O U R C E S   C O R P.

N E W S R E L E A S E

DRILLING TO COMMENCE ON THE GIL CLAIMS JOINT
VENTURE IN FAIRBANKS, ALASKA MINING DIVISION

TERYL RESOURCES CORP.
(the “Company”)

CDNX: TRC.V

For Immediate Release June 12, 2001 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) wishes to announce that an initial drilling program to commence this month on the Gil joint venture gold prospect in the Fairbanks, Alaska mining division.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.0 million tons of 0.04 opt of gold totaling 400,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the Fort Knox deposit which is owned by our joint venture partner Kinross Gold Corporation (TSE: K; NYSE: KGC). Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of three joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T. and one joint venture silver prospect located in northern B.C. Canada. The Company also has an interest in several producing oil and gas wells located in Texas, USA.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
( (604) 278-5996	Fax (604) 278-3409